

Rick O'Hara · 3rd

CFO, Management Consultant

Austin, Texas Metropolitan Area · 469 connections · **Contact info**

 **Atense, Inc.**

 **University of Southe**
California - Marshall

Open to work
Chief Financial Officer and Management Consultant roles
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Experience



COO
Atense, Inc. · Contract
Oct 2019 – Present · 1 yr 4 mos
Dallas, Texas, United States

Atense has developed a disruptive cybersecurity system to defeat all malware. With founder, managing operations and administration. Directing fundraising efforts. Developed investor package.

Management Consultant
O'Hara & Associates · Self-employed
May 2010 – Present · 10 yrs 9 mos
Austin, Texas Metropolitan Area

Contract CFO for client firms. Develop business plans, financial models and forecasts, investor presentations, and proposals. Assist clients in fundraising efforts. As contract project leader at Stewart & Stevenson, oversaw the ILS team developing proposal that won $1.4 billion contract from the Australian Defence Force.

CFO

MVC Environmental & Remediation · Contract
Mar 2014 – Mar 2020 · 6 yrs 1 mo
Austin, Texas Metropolitan Area

MVC Environmental licenses its intellectual property for recycling oilfield waste into salable products. Oversee all financial activities, including preparation of financial statements, financial modeling, accounting, and reporting.



Principal Consultant

Cayenne Consulting · Contract
Dec 2008 – Oct 2019 · 10 yrs 11 mos
Austin, Texas Metropolitan Area

Create investor packages for young high growth companies. Assist startup companies with raising capital. Develop business models, business plans, financial models and forecasts, investor presentations, and proposals. Coach clients in fundraising strategies. Focused on energy, clean energy, software, and technology.

CFO

Inland Environmental & Remediation · Full-time
Nov 2012 – Feb 2014 · 1 yr 4 mos
Columbus, TX

Inland recycles waste material from oilfields into oil, road base and drilling fluids. Developed engineering/financial model to simulate operations under various production scenarios and produce GAAP-compliant pro forma financial statements. Raised $15M in mezzanine financing

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Education



University of Southern California - Marshall School of Business

MBA, Entrepreneurial Studies
1980 – 1983

Entrepreneurial Studies, Finance



Cornell University

BA, Major: Psychology, Minor: Electrical Engineering
1973 – 1980
Activities and Societies: Pi Lambda Phi, water polo, hockey

Phillips Academy - Andover

High School
1971 – 1973
Activities and Societies: Rock climbing, mountain climbing, water polo.

Skills & endorsements

Start-ups · 36

 Endorsed by **Akira Hirai and 2 others who are highly skilled at this**

 Endorsed by **2 of Rick's colleagues at Ca Consulting LLC**

Venture Capital · 33

Endorsed by **Sergey Plotnikov, who is highly skilled at this**

 Endorsed by **2 of Rick's colleagues at Ca Consulting LLC**

Entrepreneurship · 23

Endorsed by  ☼ **Rob Moss, CCA² ☼ and 1 other who is highly skilled at this**

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